CITIZENSSELECT FUNDS
Dreyfus Institutional Preferred Treasury Securities Money Market Fund

Rule 18f-3 Plan

Rule 18f-3 under the Investment Company Act of 1940, as amended (the "1940 Act"), requires that the Board of an investment company desiring to offer multiple classes pursuant to said Rule adopt a plan setting forth the separate arrangement and expense allocation of each class, and any related conversion features or exchange privileges.

CitizensSelect Funds (the "Trust"), on behalf of Dreyfus Institutional Preferred Treasury Securities Money Market Fund (the "Fund"), desires to offer multiple classes in accordance with Rule 18f-3, and the Trust's Board, including a majority of the Board members who are not "interested persons" (as defined in the 1940 Act), has determined that the following plan is in the best interests of each class individually and the Fund as a whole

1.       Class Designation: Fund shares shall be divided into Institutional shares and Hamilton shares.

2.       Differences in Services: The services offered to shareholders of each Class, as described in the Fund's prospectuses or statement of additional information, shall be substantially the same, except for certain services provided to holders of Hamilton shares pursuant to an Administrative Services Plan. Hamilton shares shall be subject to an annual fee at the rate set forth on Schedule A attached hereto, pursuant to such Administrative Services Plan.

3.       Differences in Distribution Arrangements: Each Class of shares shall be offered at net asset value as described in the Fund's prospectuses. No Class shall be subject to any front-end or contingent deferred sales charges.

4.       Expense Allocation: The following expenses shall be allocated, to the extent practicable, on a Class-by-Class basis: (a) fees under the Administrative Services Plan; (b) printing and postage expenses related to preparing and distributing materials, such as shareholder reports, prospectuses and proxies, to current shareholders of a specific Class; (c) litigation or other legal expenses relating solely to a specific Class; (d) transfer agent fees identified by the Fund's transfer agent as being attributable to a specific Class; and (e) Board members' fees incurred as a result of issues relating to a specific Class.

5.       Conversion Features: No Class shall be subject to any automatic conversion feature. Shares of one Class of the Fund may be converted into shares of another Class of the Fund, provided that, if the conversion is requested by a shareholder, the shareholder requesting the conversion meets the eligibility requirements for the purchase of the new Class of shares of the Fund; provided further, that the Class of shares to be received in the conversion has a lower total expense ratio than the shares of the Class being converted.

6.       Exchange Privileges: Shares of a Class shall be exchangeable only for (a) shares of the same Class of other investment companies managed or administered by BNY Mellon Investment Adviser, Inc. or its affiliates as specified from time to time and (b) shares of certain other Classes of such investment companies or shares of certain other investment companies specified from time to time.

Dated: April 16, 2002

Amended as of: [February 1], 2021

SCHEDULE A

Name of Class	Fee as a Percentage of the Average Daily Net Assets of the Class
Hamilton Shares
Administrative Services Plan Fees	.05%

A-1